K&L Gates LLP 925 4th Avenue, #2900 Seattle, WA 98104 T +1 206 579-0092 klgates.com	December 27, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E. Washington, D.C. 20549

Attn:	Kristin Lochhead

Li Xiao

Juan Grana

Katherine Bagley

Re:	Bellevue Life Sciences Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 8, 2024

File No. 333-280590

Dear All:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in a written comment letter on December 5, 2024 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto. The Company has also filed an Amendment No. 2 to the Registration Statement on Form S-4 (the “Form S-4”) which has been revised to be responsive to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers

What equity stake will current BLAC stockholders and current OSR Holdings stockholders hold in BLAC immediately after the consummation..., page 11

1.

We note your disclosure in the table on page 12 that 14,676,728 shares of BLAC common stock will be issued to OSR Holdings stockholders in connection with the business combination, which represent 60% of the aggregate shares that may be issued to OSR Holdings stockholders. We also note your disclosure in footnote (1) to the table which assumes that 14,676,728 shares of BLAC common stock will be issued by BLAC to the Participating Company Stockholders at consummation of the business combination. Please revise to explain why the remaining 9,784,486 shares, including the 6,849,140 shares representing the 28% of shares that might be issued to Non-Participating Company Stockholders, are not included in the total shares of BLAC common stock to be issued to OSR Holdings stockholders in the table. In this regard, we also note your disclosure throughout the registration statement, including on page 10 that “[o]n the Closing Date . . . BLAC shall issue to the Participating Company Stockholders up to an aggregate of 24,461,214 shares of BLAC common stock,” and your table should show the fully diluted share capital of the combined company and relevant ownership levels following the consummation of the business combination.

Response: In response to the Staff’s comment, the Company has revised the tables showing the fully diluted share capital of the post-closing Company on pages 12 and 38 of the Form S-4 to reflect the 9,784,486 shares issuable to Non-Participating Company Stockholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 130

2.	We note your response to comment 5 and have the following comments:

•

Tell us your consideration for reporting as noncontrolling interest the 40% of OSR Holdings common stock that BLAC will not own upon the consummation of the business combination. In that regard, we note that your post-BC organization diagram shows OSR Holdings Co. Ltd becomes a 60% owned subsidiary of OSR Holdings Inc., the Listco. Refer to ASC 810-10.

Response: The Company advises the Staff that up to 40% of OSR Holdings common stock that BLAC will not own upon the consummation of the business combination will be noncontrolling interest in accordance with ASC 810-10-20. In addition, in response to the Staff’s comment, the Company revised the unaudited pro forma condensed combined balance sheet and statements of operations beginning on page 137 of the Form S-4 to reflect the same since these OSR Holdings common stockholders will hold an interest only in the legal acquiree and participate in the earnings of only the legal acquiree.

•

Also tell us your consideration for reporting as redeemable noncontrolling interest the 28% of OSR Holdings common stock that will be held by the Non- Participating Shareholder Joinders that contain put and call rights. With regard to the put right, whereby the Non-Participating Company Stockholder shall have the right to cause BLAC to purchase all of the shares under the Joinders, please revise to clarify how BLAC is expected to “purchase” these shares, for example, with cash payments or future share issuances. In that regard, we note that your current disclosures state that BLAC shall issue to the Participating Company Stockholders up to an aggregate of 24,461,214 shares of BLAC common stock under the Business Combination Agreement, including 14,676,728 shares of OSR Holdings representing the 60% BLAC will own upon the consummation of the business combination. Refer to ASC 480-10-S99-1 and ASC 480-10-S99-3A.

Response: In response to the Staff’s comment, the Company advises the Staff that the put right in the Non-Participating Stockholder Joinder gives each of the Non-Participating Company Stockholders the right to require BLAC to acquire all but not less than all of OSR Holdings common stock they own in exchange for the number of shares of BLAC common stock set forth in each applicable Non-Participating Stockholder Joinder at the same exchange ratio as provided for the OSR Holdings common stock at the closing of the share exchange. The exchange ratio is fixed under the put/call rights and there is no option for cash settlement. Interests in OSR Holdings held by Non-Participating Company Stockholders are considered redeemable noncontrolling interests. As such, they are presented as noncontrolling interest in the unaudited pro forma condensed combined financial information and will remain noncontrolling interest until the holders exercise their put right or BLAC exercises its call right, both of which will become exercisable on or after the earlier of (i) January 1, 2026, or (ii) the date that the Non-Participating Company Stockholder is notified by BLAC of a transaction that will result in a change in control (as defined in the Non-Participating Stockholder Joinder) of BLAC, because the applicable shares of OSR Holdings common stock can only be exchanged for the fixed number of shares of BLAC common stock provided for in the Non-Participating Stockholder Joinder. The Company revised disclosures throughout the Form S-4 to clarify that the put/call rights in the Non-Participating Stockholder Joinder allow BLAC and Non-Participating Company Stockholders to exchange OSR Holdings common stock Non-Participating Company Stockholders hold for BLAC common stock at the same fixed exchange ratio as the shares exchanged at closing of the share exchange.

Note 2. IFRS to U.S. GAAP Reconciliation and Assessment, page 140

3.

We note your response and the revisions made to comment 6 where you made a U.S. GAAP adjustment to eliminate goodwill of KRW 11,716,110,411 generated from the Vaximm acquisition, to use ‘book value (carry-over basis) accounting’. Pease also tell us how you have considered a similar adjustment for the KRW 129,971,491814 intangible assets recognized from the Vaximm acquisition as reported at F-140. Clarify specifically whether such balance was already on the book of Vaximm before the acquisition.

Response: The Company acknowledges the Staff’s comment and advises that BCME acquired Vaximm from a third party in November 2022 and accounted for this acquisition by applying the acquisition method. Based on the purchase price allocation performed with the assistance of a third-party valuation specialist in November 2022, intangible assets such as patent technologies, customer relationships and technology licenses totaling $103.1 million were recorded as a result of the acquisition. When OSR Holdings acquired Vaximm from BCME in December 2022, such intangible assets already existed, and OSR Holdings deemed that the fair value of the intangible assets remained materially consistent since November 2022. Thus, OSR Holdings concluded no adjustment was necessary between IFRS (acquisition accounting) and US GAAP (book value accounting) for such intangible assets.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 143

4.

Reference adjustment 11) which reflects $20,000,000 of PIPE financing at $90.00 per share for 222,222 shares of Series A Preferred Stock. Tell us how you have determined that the PIPE financing qualifies as equity to be charged to additional paid in capital. In that regard, we also note disclosures on page 296 that “beginning on the three-year anniversary of the Original Issue Date, any holder of Series A Preferred Stock may demand that BLAC redeem all or a portion of such holder’s Series A Preferred Stock in an amount equal to the Redemption Price.”

Response: In response to the Staff’s comment, the Company advises the Staff that the Company amended the Subscription Agreement with Toonon Partners Co., Ltd to remove the redemption features contained in the Certificate of Designations for the Series A Preferred Stock. The Company revised the related disclosures throughout the Form S-4 to clarify the same. As a result of the Series A Preferred Stock no longer being redeemable, the shares are properly classified as equity as paid in capital on the pro forma balance sheet.

BLAC and OSR Holdings Discussions regarding Business Combination, page 161

5.

We note your response to comment 11. We also note your disclosure on page 178 that the reduction of the aggregate transaction consideration due to the termination of the LBV acquisition “was not based on any valuation methodology attributable to LBV, but rather negotiations between the BLAC M&A Committee and OSR Holdings as to what constituted a mutually acceptable adjustment.” Please revise to further discuss the negotiations between the M&A Committee and OSR Holdings regarding the mutually acceptable adjustment.

Response: In response to the Staff’s comment, the Company has revised page 181 of the Form S-4 to further discuss the negotiations between the M&A Committee and OSR Holdings regarding the mutually acceptable adjustment.

6.

We note your response to comment 12, including that AF did not independently develop any financial valuation information, did not have material findings of the underlying valuations for Vaximm and Darnatein, and summarized the financial information that was provided to them by the parties and provided that summary to Choloc. Please revise your disclosures on page 198, and in the risk factors, as applicable, to note that Choloc did not review or consider the material findings of the underlying valuations for Vaximm and Darnatein prepared by AF when considering AF’s financial models in its fairness analysis.

Response: In response to the Staff’s comment, the Company has revised pages 59 and 201 of the Form S-4 to include this disclosure in both the risk factors and in the discussion of Choloc’s fairness opinion.

The BLAC M&A Committee’s Reasons for the Approval of the Business Combination, page 178

7.

We note your response to comment 14. We also note your disclosure on page 181 that “the BLAC M&A Committee reviewed OSR Holdings’ asset pipeline which includes Vaximm’s drug candidates for recurrent GBM, hepatocellular cancer, metastatic colorectal cancer, and Darnatein’s drug candidate for osteoarthritis and believes, based on each pipeline asset’s targeted therapy and the projected growth of the corresponding market, that OSR Holdings’ pipeline candidates have the potential to address the needs of these markets, subject to, at a minimum, each candidate’s ability to obtain regulatory approval.” Please revise to further discuss the specific assumptions underlying Vaximm and Darnatein’s drug candidates’ ability to address the GBM, HCC, mCRC and OA treatment market opportunities, and explain how the M&A Committee considered these assumptions in recommending approval of the business combination.

Response: In response to the Staff’s comment, the Company has revised page 184 of the Form S-4 to further discuss and clarify the M&A Committee’s consideration of certain information in connection with its recommendation to approve the Business Combination.

OSR Holdings Indicative Valuation Reports, page 184

8.

We note your response to comment 16. Please expand your discussion to further explain how the M&A Committee determined that the assumption that Darnatein would enter into a licensing deal exceeding $2 billion is reasonable, given your disclosure that this valuation was despite early stages of development and that no agreements have been reached. In your discussion, please disclose the specific assumptions and data underlying the valuation of the licensing deal.

Response: In response to the Staff’s comment, the Company has revised the disclosures beginning on page 189 of the Form S-4 to further discuss how the M&A Committee determined that the assumption is reasonable, which discussion includes the specific assumptions and data underlying the valuation of the licensing deal considered by the M&A Committee.

Additional Valuation Information Obtained During Diligence, page 187

9.

We note your responses to comments 17 and 18, including that “the M&A Committee considered the 2020 valuation report relevant for the valuation of OSR Holdings included in the May 2023 draft LOI given the relevant assumptions and business case remained largely unchanged, other than with respect to the timelines that were significantly pushed back due to COVID-19 and the macroeconomic changes resulting therefrom.” We also note your disclosure on page 201 that “[f]or RMC, Choloc reviewed the adequacy of the key assumptions taken by Ghilin’s DCF model and concluded that the assumptions used are reasonable for a company such as RMC, despite the age of the Ghilin report, based on the outcome of the comparable analysis performed by AF and the fact that the relevant assumptions and business case remained largely unchanged, other than with respect to the timelines that were significantly pushed back due to COVID-19 and the macroeconomic changes resulting therefrom.” Please revise your disclosures regarding the Avance valuation report and Choloc’s reliance on Ghilin’s DCF model to discuss the relevant assumptions, the significant changes to timelines, and resulting macroeconomic changes. Also, clarify how the outcome of the comparable analysis performed by AF supported a determination that the assumptions taken by Ghilin’s DCF model are reasonable. Finally, explain how the BLAC M&A Committee and Choloc concluded that the relevant assumptions and business case remained largely unchanged despite the timelines being significantly pushed back due to COVID-19 and the resulting macroeconomic changes.

Response: In response to the Staff’s comment, the Company has revised disclosures beginning on pages 189 and 205 of the Form S-4 to provide the information requested by the Staff.

Business Of OSR Holdings And Certain Information About OSR Holdings Vaximm, page 258

10.

We note your response to comment 19. Please revise to disclose the date of the VXM01 and avelumab combination study. Please also provide additional detail regarding the findings of the VXM01 phase 1 clinical trial and the combination study. Specifically, please note how patients in the trial and study were selected and explain the material findings of each, including p-values supporting the conclusions disclosed. For example, we note your disclosure on page 261 that “no adverse effects related to VXM01 were observed, and specific peripheral immune responses and increased T- cell infiltration in post-vaccine tumor tissue were identified.” Please briefly discuss these specific peripheral immune responses.

Response: In response to the Staff’s comment, the Company has, beginning on page 261 of the Form S-4, included the date of the VXM01 and avelumab combination study, as well as additional detail regarding the findings of the VXM01 phase 1 clinical trial and the combination study. We have included the selection criteria for the patients and explained the material findings. We have included P-values where available from the various biomarkers studies. For clinical studies, with a small sample size and the absence of a control group, the limited number of participants and the typically low occurrence of adverse events in early stage trials and studies restrict the statistical power needed to calculate meaningful P values (this is also true for some of the trials and studies for Darnatein). As a result, some studies did not plan to obtain statistical data. Instead, the studies focused on thorough descriptive analyses of safety data to guide dose escalation and identify potential safety signals for further investigation in later-stage trials. We have disclosed descriptions of that information. We have also deleted reference to specific peripheral immune responses.

Darnatein, page 264

11.	We note your response to comment 21. Please revise your disclosures regarding Darnatein’s studies to address the following:

•

We note your disclosure on page 265 that “DRT-101 was evaluated in animals by ChemOn Inc in 2021 for toxicity and efficacy measurement, and by Biotoxtech Inc. since 2023 using rats and beagle dogs in preparation for designing human clinical studies.” Please revise to discuss the material findings of the Biotoxtech studies on rats and beagle dogs. Where applicable, please also note p-values, including for the studies conducted by ChemOn Inc. since 2021 on Sprague Dawley rats.

Response: In response to the Staff’s comment, the Company has included on pages 272 and 273 of the Form S-4 the material findings of the Biotoxtech studies on rats and beagle dogs, including, where available, p-values, as well as information on the studies conducted by ChemOn Inc. on Sprague Dawley rats.

•

We note your disclosure on page 266 that, “[p]rior to conducting human clinical trials, Darnatein completed Safety Test . . . at Korean Testing & Research Institute (“KTR”). Darnatein also completed Intravenous Toxicity

Test in Sprague Dawley Rats, Beagles, and ICR mice with Chemon Inc. and Korea Institute of Toxicology (“KIT”), as well as Efficacy Test in Beagle dogs, Sprague Dawley Rats, New Zealand White Rabbit, C3H Mouse and Cynomolgus Monkeys at Seoul Boramae Medical Center, Inha University Hospital, Korea Animal Medical Science Institute, joint Center for Biosciences, and Pharmalegacy (China) to demonstrate DRT-102’s safety and efficacy profiles.” Please revise to note the dates of these tests and studies, and to discuss any material findings from these tests and studies. Please also explain how Darnatein was able to “demonstrate DRT-102’s safety and efficacy” without regulatory approval. We note that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. As such, please revise to remove statements of safety and efficacy for any candidates that have not been approved by the FDA or similar foreign regulators.

Response: In response to the Staff’s comment, the Company has included, beginning on page 274 of the Form S-4, the dates of the various tests and studies, and discussed the material findings from the tests and studies listed in the immediately preceding bullet point. We have removed statements concluding that DRT-102 is safe or effective.

•

We note your disclosure on page 266 that “DRT-102 was evaluated in a human exploratory clinical trial with 4 patients (excluding two dropouts) conducted at Inha University Hospital managed by DT&R CRO in 2016 ~ 2019,” and that “DRT-102 was further evaluated in a confirmation clinical trial from 2020 to 2022.” Please revise to explain how patients were selected for these clinical trials and further discuss the material findings of the clinical trials, including supporting p-values. Please also discuss, for these and any other clinical trials and studies disclosed, whether there were any adverse results.

Response: In response to the Staff’s comment, the Company has included, beginning on page 280 of the Form S-4, the patient criteria for participating in the clinical trials and the related material findings, including p-values, where available. The Company has also included a discussion for these and other clinical trials and information regarding any adverse results.

RMC

Products and Related Systems, page 269

12.

We note your revised disclosure that the distribution agreement with Penumbra expired, and that you cannot predict if RMC will reach an agreement with Penumbra or, if it does, the terms of such agreement. Please revise your risk factor disclosure to discuss the risks related to the expiration and renegotiation of this agreement, if material.

Response: In response to the Staff’s comment, the Company advises the Staff that RMC and Penumbra terminated negotiations for a new (or extended) distribution agreement on November 20, 2024. As a result, the Company has revised the Form S-4 to disclose the termination, the impact of the termination and related risks in Risk Factors at page 85, in the OSR Business Description of RMC at page 287, and in the OSR MD&A at page 314. The Company has included further information in the Form S-4 to disclose that the revenues generated from the Penumbra contract represented a material portion of the historical revenues of RMC but that they did not have a material impact on the overall valuation of OSR Holdings. The M&A Committee of BLAC specifically affirmed this conclusion.

OSR Holdings Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 294

13.

We note your disclosure on page 296 that “BCM Europe AG (‘BCME’), an affiliate of Sponsor and shareholder of OSR Holdings, agreed to deposit 400,000 shares of BLAC Common Stock into an escrow account, to be governed by a separate escrow agreement to be entered into between Duksung and BCME.”

Please revise to clarify whether BCME received any consideration for agreeing to deposit these shares into an escrow account. Please also clarify the status of the escrow agreement, including whether you expect the parties to enter into this agreement prior to the closing of the business combination.

Response: In response to the Staff’s comment, the Company advises the Staff that BCME’s agreement to deposit 400,000 shares of BLAC Common Stock into an escrow account, to be governed by a separate escrow agreement to be entered into between Duksung and BCME, was made pursuant to the Duksung Promissory Note. However, BCME did not receive separate consideration for its covenant to enter into the escrow arrangement other than the indirect benefit it receives as being an affiliate of the Sponsor and shareholder of OSR Holdings. BCME intends to enter into the escrow agreement following closing of the Business Combination. The Company has revised the S-4 to clarify the same.

Components and Comparison of Our Results of Operations, Comparison of the Six Months Ended June 30, 2023 and 2024

Administrative Expenses, page 298

14.

Please revise to provide more disclosure about the 70% increase in administrative expense during the six months ended June 30, 2024. In that regard, please quantify the amounts related to each of the increased accounting, finance and legal expenses.

Response: In response to the Staff’s comment, at page 315 of the Form S-4, the Company has corrected the disclosure of the reasons Administrative Expenses increased substantially in the six month period ending June 30, 2024 from the same period in 2023. As the revision explains, the increase was primarily due to the increase in amortization of intangible assets following the acquisition of Darnatein and, to a lesser extent, an increase in accounting/finance expenses, offsetting a decrease in legal fees.

Critical Accounting Policies and Estimates

Revenue Recognition, page 302

15.

We reference the changes made in response to prior comment 24 regarding revenue recognition. You state that “Variable consideration within the transaction price, if any, reflects concessions provided to a customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events.” Please revise to clarify whether these examples of variable consideration exist within your transactions and its impact. In that regard, we note you stated in your response that variable consideration in the sale of the RMC products have been immaterial.

Response: In response to the Staff’s comment, the Company revised the disclosures on page 320 of the Form S-4 to clarify that, to date, no material variable consideration exists for any of OSR Holdings’ sales transactions.

OSR Holdings Co., Ltd. and its Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2023

Note 1. General Information, page F-98

16.

We note your response to comment 26 that the financial and operational impact of Darnatein was quantitatively and qualitatively inconsequential for the three-month period from April 1, 2023 to June 30, 2023. However we do not see where you considered the impact of not recording acquisition related expenses during that time period, such as three months of amortization of the patent technology intangible asset recorded in the business combination. Please explain how the financial results are not materially misstated.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the financial impact from not recording acquisition related expenses during the three-month period from April 1, 2023 to June 30, 2023 was also concluded to be immaterial, including the amortization of the patent technology intangible asset, which was calculated to be approximately $900,000 for that period.

14. Intangible Assets, page F-124

17.	We reference prior comment 27. We have the following comments regarding your intangible assets:

•

Tell us why you increased the amount recorded in the “acquisition and disposal” line item to the patent technology by the same amount you recorded impairment losses for the year ended December 31, 2023.

•	Tell us the nature of the impairment loss and where you reflected the losses in the financial statements for the year ended December 31, 2023.

Response: In response to the Staff’s comments in the two bullet points above, the Company advises the staff that the tabular form of the intangible assets was updated to provide additional information on the annual activities relating to the patent technology including immaterial impairment during the year. The disclosed impairment related to DRT-102 (“Designer Ligands of TGF-beta Super Family”), which was fully impaired in 2023. It was initially elected to net the full impairment into additions and disposals and then later decided to show gross presentation to carve out the impairment separately. The impairment loss is included in Other Costs in the Consolidated statements of comprehensive income and disclosed in note 28.

•

With reference to the disclosure on page 81 that your development plans focus on Darnatein’s DRT 101 drug candidate but not DRT 102. Please tell us how your change in development plans impacted your assessment of the impairment of the patent technology.

Response: In response to the Staff’s comment, the Company advises the Staff that OSR Holdings has already recognized impairment losses in the amount of KRW 402 million which was the entire book value assigned to DRT102 in its 2023 consolidated financial statements.

•

As a related matter, there appear to be other revisions made to your previously issued financial statements. Please help us understand the nature of these revisions and whether they represent corrections of errors as addressed in IAS 8.41 through 49. If so, please address your consideration of the disclosures required by IAS 8.49. Please also have your auditor address the related impact to their auditor report.

Response: In response to the Staff’s comment, the Company advises the Staff that the revisions to the consolidated financial statements were made to provide the readers with better clarity of OSR Holdings’ financial position and operations results. The revised items were insignificant in magnitude. Please note that the audit opinion was re-issued on September 23, 2024 (initial issuance date was May 31, 2024) after our external auditor’s review of all the revised items, including their quality control department’s review. The revisions were not considered prior period error corrections as the consolidated financial statements are the latest issued version and the external auditor re-issued their audit opinion. As such, the Company concluded that IAS 8.49 did not apply.

Exhibits

18.

Please file the executed subscription agreement entered into on October 4, 2024 with Toonon Partners Co., Ltd. as an exhibit to your registration statement. Please also file the form of the registration rights agreement to be entered into pursuant to the terms of the subscription agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the executed subscription agreement with Toonon Partners Co., Ltd. (including the amended Exhibit A removing the redemption feature of the Series A Preferred Stock as discussed above) as Exhibit 10.34 to the Form S-4. The Company has also filed the form of registration rights agreement to be entered into pursuant to the terms of the subscription agreement as Exhibit 10.36 to the Form S-4.

General

19.

We note your disclosure that, “[a]t Closing, the Non-Participating Company Stockholders will continue to hold their shares of OSR Holdings Common Stock subject to the terms of the Non-Participating Stockholder Joinders that contain put and call rights whereby the Non-Participating Company Stockholder shall have the right to cause BLAC to purchase (the ‘Put Right’) and BLAC shall have the right to cause the Non-Participating Company Stockholder to sell to BLAC or its designee (the ‘Call Right’) all of the shares of OSR Holdings Common Stock owned and held of record by such Non-Participating Company Stockholder.” We also note your disclosure that “[t]hese rights become exercisable on or after the earlier of (i) January 1, 2026, or (ii) the date that the Non-Participating Company Stockholder is notified by BLAC of a transaction that will result in a change in control . . .” Please provide us with your legal analysis regarding the applicability of the tender offer rules to this offer to OSR Holdings shareholders. In your discussion, please clarify the period of time during which BLAC and Participating Company Stockholder(s) will have these call rights and put rights, respectively, and discuss whether the parties’ ability to exercise these rights is subject to a termination date.

Response: In response to the Staff’s comment, the Company advises the Staff that it believes the offer to OSR Holdings shareholders does not constitute a tender offer subject to Rule 13e-4, Section 14(e) and Regulation 14E (the “Tender Regulations”) for the reasons described below. In addition, we note to the Staff that the sole US shareholder of OSR Holdings is Bellevue Capital Management, LLC, the parent of the Company’s Sponsor. As such, the protections of Tender Regulations are not warranted for the transaction.

The Tender Regulations were promulgated pursuant to amendments to the U.S. Securities Exchange Act of 1934, as amended (the “ Exchange Act ”) embodied in the Williams Act. Neither the Williams Act nor the Tender Regulations define the term “tender offer.” As a result, whether or not a particular transaction constitutes a tender offer must be determined in light of the specific facts and circumstances presented, and the policy objectives of the Williams Act.

Because neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” federal courts have supplied two standards to be relied upon to determine whether a transaction or series of transactions is a tender offer for purposes of federal securities laws. Namely:

•	The “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979); and

•	The “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985).

The court in Wellman held that the Tender Regulations do not apply to privately negotiated transactions, noting that “Senator Williams concluded that requiring disclosure only after the privately negotiated transaction has been consummated ‘avoids upsetting the free and open auction market where buyer and seller normally do not disclose the extent of their interest and avoids prematurely disclosing the terms of privately negotiated transactions.’”

The Wellman Test evaluates the following eight factors in determining whether a transaction may constitute a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities. “These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005).

The Company believes that Wellman made clear that private negotiations, such as the type that (i) resulted in BLAC and OSR Holdings entering into the Business Combination Agreement, and (ii) will result in OSR Holdings shareholders choosing to enter into (a) Participating Stockholder Joinders to the Business Combination Agreement or (b) Non-Participating Stockholder Joinders to the Business Combination Agreement, or choosing not to enter into the Business Combination Agreement pursuant to a Joinder, do not constitute a tender offer.

Additionally, the Company notes that consideration of the eight factors above would also lead to the conclusion that the offer to OSR Holdings shareholders does not implicate the Tender Regulations.

(i)

Active and widespread solicitation of public security holders. OSR Holdings is a privately held company with no publicly traded securities. However, BLAC did not engage in an active and widespread solicitation of OSR Holdings shareholders. Indeed, BLAC did not engage with any OSR Holdings shareholders whatsoever, other than Bellevue Capital Management, LLC and BCM Europe AG, both of which are affiliates of Mr. Hwang, Chief Executive Officer of BLAC. The terms of the Business Combination Agreement and the Joinders were negotiated privately between the BLAC M&A Committee and management of OSR Holdings. Following signing of the Business Combination Agreement on November 16, 2023, management of OSR Holdings informed OSR Shareholders of the transaction and presented them with the options of (i) entering into a Participating Stockholder Joinder, (ii) entering into a Non-Participating Stockholder Joinder, or (iii) continuing to hold their shares in OSR Holdings as-is.

(ii)

Whether the solicitation is made for a substantial percentage of the issuer’s securities. As stated above, BLAC did not engage in solicitation of any OSR Holdings shareholders. BLAC entered into the Business Combination Agreement with OSR Holdings, and the shareholders thereof have the option to join in the Business Combination Agreement via the joinders or continue holding their shares in OSR Holdings as they deem fit.

(iii)

Whether the offer is made at a premium over the prevailing market price. OSR Holdings is a privately held company with no prevailing market price on a national or other stock exchange. The economic terms in the Business Combination Agreement are based on private negotiations between the BLAC M&A Committee and OSR Holdings.

(iv)

Whether the terms of the offer are firm rather than negotiable. The terms of the Business Combination Agreement and Joinders are the result of arm’s-length negotiations between the BLAC M&A Committee and OSR Holdings. However, no OSR Holdings stockholders are required to enter into Joinders and may continue to hold their shares of OSR Holdings if they so choose. As of the date of this correspondence, (i) OSR Shareholders holding 62.7% of the outstanding shares of OSR Holdings have indicated an interest to enter into Participating Stockholder Joinders, (ii) OSR Shareholders holding 25.7% of the outstanding shares of OSR Holdings have indicated an interest to enter into Non-Participating Stockholder Joinders, and (iii) the remaining shareholders of OSR Holdings have not made any indication and are expected to continue to hold their shares of OSR Holdings following closing of the Business Combination. Additionally, the strike price of the put and call rights set forth in the Non-Participating Stockholder Joinder is fixed at the same amount as the Per Share Consideration price set forth in the Business Combination Agreement (i.e., $129.62 per OSR Holdings share).

(v)

Whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased. Although the Business Combination Agreement contains a closing condition requiring OSR Holdings Shareholders holding 60% of the outstanding shares of OSR Holdings enter into Participating Stockholder Joinders, the offer to OSR Holdings shareholders to enter into the Business Combination Agreement is not subject to a ceiling or fixed maximum number of participants.

(vi)

Whether the offer is open for only a limited period of time. OSR Holdings shareholders have had the opportunity to express interest in entering into the Business Combination via a Joinder since November 16, 2023, and will continue to have that right until shortly before closing of the Business Combination. The put and call rights set forth in the Non-Participating Stockholder Joinders become exercisable on or after January 1, 2026 or upon a Change in Control of the post-combination company; such put and call rights terminate and expire 120 days after the date the put and call rights become exercisable.

(vii)

Whether the offerees are subjected to pressure to sell. None of the OSR Holdings shareholders have been pressured to sell. Indeed, the Business Combination and the Business Combination Agreement were structured with the specific intent to permit OSR Holdings shareholders not to participate in the Business Combination and sell their shares. Additionally, the rationale for the Non-Participating Stockholder arrangement was to provide OSR Shareholders with a mechanism for selling their shares to BLAC at a later date to achieve improved tax consequences in their local jurisdictions. In other words, not only were OSR Shareholders not pressured to sell, the Business Combination and

Business Combination Agreement were structured to accommodate OSR Shareholders that do not wish to sell their shares at this time while still having an option to do so at a later date. As previously stated, OSR Holdings shareholders also have the option not to enter into a Joinder to the Business Combination Agreement and to continue to hold their shares of OSH Holdings.

(viii)

Whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities. This is not applicable as there will be no purchasing program or rapid accumulation of a large amount of OSR Holdings stock by BLAC or its affiliates. Notably, the OSR Holdings shareholders have been aware of the Business Combination and the ability to join or not join the Business Combination Agreement for over a year.

In considering how to best determine whether a particular transaction is or is not a tender offer subject to the Tender Regulations, the court in Hanson stated that it would be guided by the principle followed by the Supreme Court in deciding which transactions fall within the private offering exemption provided by Section 4(a)(1) of the Securities Act and would be guided by the Second Circuit’s decision in Kennecott Copper. The Hanson court stated as follows: “That principle is simply to look to the statutory purpose. In S.E.C. v. Ralston Purina Co., 345 U.S. 119, 73 S.Ct. 981, 97 L.Ed. 1494 (1953), the Court stated, “the applicability of Sec. 4(1) should turn on whether the particular class of persons affected need the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” Id. at 125, 73 S.Ct. at 984. Similarly, since the purpose of Sec. 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a “tender offer” within the meaning of Sec. 14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.”

The Company believes that the Hanson Test supports the conclusion that the negotiation and execution of the Business Combination Agreement, and the resulting offer to OSR Holdings shareholders, did not, and does not, constitute a tender offer to a class of persons that require the protections of the Act.

The OSR Holdings shareholders will have received the final, effective Form S-4 prior to making their decision to enter into, or not enter into, a Joinder, such that they will not lack information needed to make a carefully considered appraisal of the Business Combination Agreement and the transactions contemplated thereby.

Further, the Business Combination Agreement and the transactions contemplated thereby, including the offer to OSR Holdings shareholders, was the result of an arm’s-length negotiation among sophisticated parties and was not the result of a time-pressured unilateral offer.

We also call to the Staff’s attention that the parties have amended the terms of the Business Combination Agreement to provide that the put/call rights contained in the Non-Participating Stockholder Joinders terminate 4 months after they become exercisable. In addition, as noted above, the exchange ratio for such put/call rights are fixed and are the same terms as the exchange ratio for the shares acquired at the closing of the Business Combination. Further, as noted above, the only US person that is a shareholder of OSR Holdings is Bellevue Capital Management, LLC, the parent of the Company’s Sponsor.

In sum, the Company believes that the Business Combination Agreement, the Joinders and the transactions contemplated thereby do not constitute a tender offer to a class of persons that require the protections of the Act, and that the Tender Regulations or the “tender offer rules” do not apply to the contemplated transactions.

We appreciate your time and attention to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc:  Kuk Hyoun Hwang, Chief Executive Officer